SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2004

                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F____       Form 40-F  X
                                    ---

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes______      No    X
                          ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

      This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                       (Registrant)

Date:  3 December 2004

                                       By:  /s/ ELLIOT HILL
                                       ------------------------
                                        Name:   Elliot Hill
                                        Title:  Acting Secretary



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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

10.1     Press Release of CP Ships Limited "CP SHIPS                    4
         REPORTS ON TRADING INVESTIGATION",
         dated 3 December 2004



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

                                                                  Exhibit 10.1

                   CP SHIPS REPORTS ON TRADING INVESTIGATION

GATWICK, UK (3rd December 2004) - CP Ships Limited reported today that its Special Committee comprised of four independent directors and chaired by Peter Dey has completed the previously announced investigation into stock trading activities in May and June of this year by certain officers of the Company. The Special Committee investigation addresses, among other things, issues raised in an August 2004 letter from the Ontario Securities Commission concerning these stock trading activities.

The Special Committee found that trading in shares of the Company by certain officers in that period should not have taken place. The Special Committee concluded that there was no intent to violate applicable securities laws. It also noted that the trading was done openly and with required internal trading approvals. The Special Committee has requested that the individuals involved, including Chairman Ray Miles, make appropriate restitution to the Company in respect of such trading activity. The Company will continue to co-operate fully with securities regulatory authorities.

The Board of CP Ships considered all relevant factors, including the findings of the Special Committee, in conferring executive responsibility on Mr. Miles on December 1, 2004 following the resignation of Frank Halliwell as chief executive officer. The Company confirms that Mr. Halliwell did not engage in any trading activity in the relevant period.

                                    -ends-

Forward-Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's


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filings with Canadian securities commissions, the Toronto Stock Exchange, the
US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.

ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or


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